Exhibit 4.10

SECOND AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As Amended and Restated January 1, 2016)

Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.
Section 12.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”), with respect to any amendment that, when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.
The FBPC has concluded that the amendment set forth below, when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.
The FBPC desires to amend the Plan’s definition of “Total Disability” to provide that a participant is considered totally disabled for purposes of the Plan if he or she is determined to be totally disabled under Cardinal Health’s long-term disability plan or is determined to be totally disabled by the Social Security Administration.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below, effective as of April 1, 2018.

1.    Section 1.38 of the Plan is hereby amended in its entirety to read as follows:

“Section 1.38    Total Disability / Totally Disabled.” Occurs when a Participant has either (a) qualified for long-term disability benefits under the Employer’s long term disability plan, or (b) been determined to be totally disabled by the Social Security Administration.”

2.    Section 8.10 of the Plan is hereby amended in its entirety to read as follows:

“Section 8.10    [Reserved].”

3.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC. FINANCIAL BENEFIT PLANS COMMITTEE
By:	/s/ Kendell F. Sherrer
Its:	VP, Benefits
Date:	April 2, 2018